東方有色集團有限公司
ONFEM HOLDINGS LIMITED

03007096

17th February, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RECEIVED MAR - 3 2003 SEC MAIL PROCESSING WASH. D.C. 181 SECTION

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 14th February, 2003.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

香港九龍尖沙咀漆咸道南79號中國五礦大廈18樓 電話：2613 6363 傳真：2581 9823
18/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company refers to the winding-up petitions presented by certain unsecured trade creditors against two of its subsidiaries, namely CCW and CEC, on the ground that they failed to pay certain trade debts. The amounts claimed by the unsecured trade creditors totalling approximately HK$9,006,000 (of which HK$152,000 was paid) are immaterial, after taking into account the Group's unaudited consolidated net assets of approximately HK$587,060,000. The Company is of the view that the winding-up petitions are used as a means for debt recovery at its subsidiaries level and are not a reflection of the Group's overall financial position.

At the Court hearing of one of the winding-up petitions against CCW, the Company opposed to the petition and obtained an adjournment of the hearing to 10 March 2003 so that CCW will have more time to put forward a proposed debt restructuring. The Company intends to oppose the winding-up petition by another trade creditor against CCW which has been adjourned to 17 February 2003 and the winding-up petition against CEC on the same ground.

As a side effect of the winding-up petitions, CCW and CEC received a demand letter from the Bank Creditor demanding for the repayment of approximately HK$49,710,000. The Company, as guarantor, also received a demand letter from the Bank Creditor demanding for payment of HK$45,000,000, being part of the same HK$49,710,000 owed by CCW and CEL to the Bank Creditor. The Board is of the view that the cash and property assets charged to the Bank Creditor represent more than 1:1 coverage. The Board understands that notwithstanding such securities coverage, the delivery of such demand letters is a usual practice of the Bank Creditor in response to a winding-up petition presented against a borrower.

As a separate issue, the aforesaid guarantee provided to the Bank Creditor for the Bank Indebtedness has been reviewed by the Stock Exchange, on the basis that such guarantee constituted a "financial assistance" to connected persons by the Company under Chapter 14 of the Listing Rules. The Company is of the view that given the respective minority shareholders and indirect minority shareholders of CCW and CEC have provided counter-indemnities in favour of the Company to the effect that 48% (the effective minority interests in each of CCW and CEC) of all losses and liabilities which the Company may incur under such guarantee is covered, such financial assistance provision of the Listing Rules should not apply. Nevertheless, the Stock Exchange is of the view that it has been a breach of the Listing Rules and reserves its right to take appropriate action against the Company and its directors in relation thereto.

At the request of the Company, trading in the shares of the Company was suspended at 9:30 a.m. on 11 February 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company at 9:30 a.m. on 17 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The Company refers to the winding-up petitions presented by certain unsecured trade creditors against CCW and CEC on the ground that they failed to pay to the unsecured trade creditors for trade debts amounting to a total of approximately HK$9,006,000 (of which HK$152,000 was paid), together with interest and costs.

The unaudited consolidated net liabilities of CCW and CEC as at 30 June 2002 were approximately HK$76,561,000 and HK$166,207,000 respectively and neither CCW nor CEC reported any net profits for the year ended 31 December 2001. Each of CCW and CEC is effectively and indirectly a 52%-owned subsidiary of the Company.

The Bank Indebtedness amounted to approximately HK$45,134,000 have been included in the total current liabilities of the audited consolidated accounts of the Group as at 31 December 2001. In view of the more than adequate securities provided for the Bank Indebtedness, the Company does not expect that the demand made by the Bank Creditor under the Demand Letter will have any material adverse impact on the operations of the Group.

In view of the aforesaid winding-up petitions, the Company has appointed legal and financial advisers to assist it in the proposed debt restructuring of CCW and CEC. The Company will issue further announcements regarding result of the

reported any net profits for the year ended 31 December 2001. Each of CCW and CEC is effectively and indirectly a 52%-owned subsidiary of the Company.

In view of the net liabilities position, a lack of trading profits of each of CCW and CEC and in comparison, the approximately HK$587,060,000 unaudited consolidated net assets of the Group as at 30 June 2002, neither CCW nor CEC is a major subsidiary of the Company, insofar as its consolidated net assets are concerned.

The total amount claimed by the unsecured trade creditors under the winding-up petitions is immaterial, when comparing to the Group's consolidated net assets and such claimed amounts are neither guaranteed nor secured by any assets of the Group. The Company is of the view that the winding-up petitions are used as a means for debt recovery at its subsidiaries level by a few disgruntle trade creditors of CCW and CEC and are not a reflection of the Group's overall financial position.

At the adjourned Court hearing of one of the winding-up petitions against CCW on 10 February 2003, the Company opposed to the petition and had applied for a further adjournment of the hearing so that CCW will have more time to put forward and to implement a proposed restructuring in respect of its debts. Having heard the application, the Court adjourned the hearing to 10 March 2003 to enable the proposed restructuring proposal to proceed but the progress of the matter should be reported to the Court. The Company intends to oppose the winding-up petition by another trade creditor against CCW which has been adjourned to 17 February 2003 and the winding-up petition against CEC on the same ground.

As a side effect of the winding-up petitions, the Company noted that CCW and CEC received a demand letter dated 7 February 2003 from a bank creditor (the "Bank Creditor") demanding for the repayment of approximately HK$49,710,000, being the amount outstanding under the general banking facilities granted by the Bank Creditor to CCW and CEC (the "Bank Indebtedness"). The Company, as guarantor providing guarantee to the Bank Indebtedness, also received a demand letter dated 8 February 2003 from the Bank Creditor (the "Demand Letter") demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. Both demand letters dated Friday, 7 and Saturday, 8 February 2003 respectively were brought to the attention of the Board of the Company after the trading hours of the Stock Exchange on 10 February 2003.

The Board is of the view that, after taking into account the cash and property assets charged to the Bank Creditor, the securities provided represent more than 1:1 coverage. Further, the Board understands that notwithstanding such securities coverage, the delivery of such demand letters is a usual practice of the Bank Creditor in response to a winding-up petition presented against a borrower.

In view of the fact that more than adequate securities have already been provided by the Company to secure the Bank Indebtedness, the Company will actively seek an early resolution to the issues regarding the Bank Indebtedness and the aforesaid demand letters from the Bank Creditor, including the possibility of restructuring the Bank Indebtedness. In the meantime, although the Company has sufficient funds to meet the liabilities under the Demand Letter, the Company will seek to discuss with the Bank Creditor regarding the demand with a view to postponing enforcement of the guarantee.

has appointed legal and financial advisers to assist it in the proposed debt restructuring of CCW and CEC. The Company will issue further announcements regarding result of the adjourned hearing and progress of the proposed debt restructuring of CCW and CEC. In view of the approximately HK$587,060,000 unaudited consolidated net assets of the Group as at 30 June 2002 and its diversified business activities in, among others, manufacturing and trading, specialised construction contracting, property investment and development, the Board is of the view that the Group will continue to satisfy paragraph 38 of the Listing Agreement of the Stock Exchange.

As a separate issue, the aforesaid guarantee provided to the Bank Creditor for the Bank Indebtedness has been reviewed by the Stock Exchange, on the basis that such guarantee constituted a "financial assistance" to connected persons by the Company under Chapter 14 of the Listing Rules. The Company is of the view that given the respective minority shareholders and indirect minority shareholders of CCW and CEC have provided counter-indemnities in favour of the Company to the effect that 48% (the effective minority interests in each of CCW and CEC) of all losses and liabilities which the Company may incur under such guarantee is covered, such financial assistance provision of the Listing Rules should not apply. Nevertheless, the Stock Exchange is of the view that it has been a breach of the Listing Rules and reserves its right to take appropriate action against the Company and its directors in relation thereto.

At the request of the Company, trading in the shares of the Company was suspended at 9:30 a.m. on 11 February 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company at 9:30 a.m. on 17 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"Company"	ONFEM Holdings Limited
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 14 February 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Company refers to the winding-up petitions presented by certain unsecured trade creditors against two of its subsidiaries, namely CCW and CEC, on the ground that they failed to pay certain trade debts. The amounts claimed by the unsecured trade creditors totalling approximately HK$9,006,000 (of which HK$152,000 was paid) are immaterial, after taking into account the Group's unaudited consolidated net assets of approximately HK$587,060,000. The Company is of the view that the winding-up petitions are used as a means for debt recovery at its subsidiaries level and are not a reflection of the Group's overall financial position.

At the Court hearing of one of the winding-up petitions against CCW, the Company opposed to the petition and obtained an adjournment of the hearing to 10 March 2003 so that CCW will have more time to put forward a proposed debt restructuring. The Company intends to oppose the winding-up petition by another trade creditor against CCW which has been adjourned to 17 February 2003 and the winding-up petition against CEC on the same ground.

As a side effect of the winding-up petitions, CCW and CEC received a demand letter from the Bank Creditor demanding for the repayment of approximately HK$49,710,000. The Company, as guarantor, also received a demand letter from the Bank Creditor demanding for payment of HK$45,000,000, being part of the same HK$49,710,000 owed by CCW and CEL to the Bank Creditor. The Board is of the view that the cash and property assets charged to the Bank Creditor represent more than 1:1 coverage. The Board understands that notwithstanding such securities coverage, the delivery of such demand letters is a usual practice of the Bank Creditor in response to a winding-up petition presented against a borrower.

As a separate issue, the aforesaid guarantee provided to the Bank Creditor for the Bank Indebtedness has been reviewed by the Stock Exchange, on the basis that such guarantee constituted a "financial assistance" to connected persons by the Company under Chapter 14 of the Listing Rules. The Company is of the view that given the respective minority shareholders and indirect minority shareholders of CCW and CEC have provided counter-indemnities in favour of the Company to the effect that 48% (the effective minority interests in each of CCW and CEC) of all losses and liabilities which the Company may incur under such guarantee is covered, such financial assistance provision of the Listing Rules should not apply. Nevertheless, the Stock Exchange is of the view that it has been a breach of the Listing Rules and reserves its right to take appropriate action against the Company and its directors in relation thereto.

At the request of the Company, trading in the shares of the Company was suspended at 9:30 a.m. on 11 February 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company at 9:30 a.m. on 17 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

The Company refers to the winding-up petitions presented by certain unsecured trade creditors against CCW and CEC on the ground that they failed to pay to the unsecured trade creditors for trade debts amounting to a total of approximately HK$9,006,000 (of which HK$152,000 was paid), together with interest and costs.

The unaudited consolidated net liabilities of CCW and CEC as at 30 June 2002 were approximately HK$76,561,000 and HK$166,207,000 respectively and neither CCW nor CEC reported any net profits for the year ended 31 December 2001. Each of CCW and CEC is effectively and indirectly a 52%-owned subsidiary of the Company.

The Bank Indebtedness amounted to approximately HK$45,134,000 have been included in the total current liabilities of the audited consolidated accounts of the Group as at 31 December 2001. In view of the more than adequate securities provided for the Bank Indebtedness, the Company does not expect that the demand made by the Bank Creditor under the Demand Letter will have any material adverse impact on the operations of the Group.

In view of the aforesaid winding-up petitions, the Company has appointed legal and financial advisers to assist it in the proposed debt restructuring of CCW and CEC. The Company will issue further announcements regarding result of the

reported any net profits for the year ended 31 December 2001. Each of CCW and CEC is effectively and indirectly a 52%-owned subsidiary of the Company.

In view of the net liabilities position, a lack of trading profits of each of CCW and CEC and in comparison, the approximately HK$587,060,000 unaudited consolidated net assets of the Group as at 30 June 2002, neither CCW nor CEC is a major subsidiary of the Company, insofar as its consolidated net assets are concerned.

The total amount claimed by the unsecured trade creditors under the winding-up petitions is immaterial, when comparing to the Group's consolidated net assets and such claimed amounts are neither guaranteed nor secured by any assets of the Group. The Company is of the view that the winding-up petitions are used as a means for debt recovery at its subsidiaries level by a few disgruntle trade creditors of CCW and CEC and are not a reflection of the Group's overall financial position.

At the adjourned Court hearing of one of the winding-up petitions against CCW on 10 February 2003, the Company opposed to the petition and had applied for a further adjournment of the hearing so that CCW will have more time to put forward and to implement a proposed restructuring in respect of its debts. Having heard the application, the Court adjourned the hearing to 10 March 2003 to enable the proposed restructuring proposal to proceed but the progress of the matter should be reported to the Court. The Company intends to oppose the winding-up petition by another trade creditor against CCW which has been adjourned to 17 February 2003 and the winding-up petition against CEC on the same ground.

As a side effect of the winding-up petitions, the Company noted that CCW and CEC received a demand letter dated 7 February 2003 from a bank creditor (the "Bank Creditor") demanding for the repayment of approximately HK$49,710,000, being the amount outstanding under the general banking facilities granted by the Bank Creditor to CCW and CEC (the "Bank Indebtedness"). The Company, as guarantor providing guarantee to the Bank Indebtedness, also received a demand letter dated 8 February 2003 from the Bank Creditor (the "Demand Letter") demanding for the payment of HK$45,000,000, being part of the Bank Indebtedness. Both demand letters dated Friday, 7 and Saturday, 8 February 2003 respectively were brought to the attention of the Board of the Company after the trading hours of the Stock Exchange on 10 February 2003.

The Board is of the view that, after taking into account the cash and property assets charged to the Bank Creditor, the securities provided represent more than 1:1 coverage. Further, the Board understands that notwithstanding such securities coverage, the delivery of such demand letters is a usual practice of the Bank Creditor in response to a winding-up petition presented against a borrower.

In view of the fact that more than adequate securities have already been provided by the Company to secure the Bank Indebtedness, the Company will actively seek an early resolution to the issues regarding the Bank Indebtedness and the aforesaid demand letters from the Bank Creditor, including the possibility of restructuring the Bank Indebtedness. In the meantime, although the Company has sufficient funds to meet the liabilities under the Demand Letter, the Company will seek to discuss with the Bank Creditor regarding the demand with a view to postponing enforcement of the guarantee.

has appointed legal and financial advisers to assist it in the proposed debt restructuring of CCW and CEC. The Company will issue further announcements regarding result of the adjourned hearing and progress of the proposed debt restructuring of CCW and CEC. In view of the approximately HK$587,060,000 unaudited consolidated net assets of the Group as at 30 June 2002 and its diversified business activities in, among others, manufacturing and trading, specialised construction contracting, property investment and development, the Board is of the view that the Group will continue to satisfy paragraph 38 of the Listing Agreement of the Stock Exchange.

As a separate issue, the aforesaid guarantee provided to the Bank Creditor for the Bank Indebtedness has been reviewed by the Stock Exchange, on the basis that such guarantee constituted a "financial assistance" to connected persons by the Company under Chapter 14 of the Listing Rules. The Company is of the view that given the respective minority shareholders and indirect minority shareholders of CCW and CEC have provided counter-indemnities in favour of the Company to the effect that 48% (the effective minority interests in each of CCW and CEC) of all losses and liabilities which the Company may incur under such guarantee is covered, such financial assistance provision of the Listing Rules should not apply. Nevertheless, the Stock Exchange is of the view that it has been a breach of the Listing Rules and reserves its right to take appropriate action against the Company and its directors in relation thereto.

At the request of the Company, trading in the shares of the Company was suspended at 9:30 a.m. on 11 February 2003 pending the release of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of the Company at 9:30 a.m. on 17 February 2003.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

DEFINITIONS

"Board"	the board of directors of the Company
"CCW"	Condo Curtain Wall Company Limited, an indirect 52%-owned subsidiary of the Company
"CEC"	Condo Engineering (China) Limited, an indirect 52%-owned subsidiary of the Company
"Company"	ONFEM Holdings Limited
"Court"	the High Court of the Hong Kong Special Administrative Region of the People's Republic of China
"Group"	the Company and its subsidiaries
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 14 February 2003

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司謹此提述本公司其中兩間附屬公司－瑞和工程及瑞和中國－被其貿易債權人以未能償還若干貿易欠款為理由而申請將其清盤之事宜。無抵押貿易債權人要求償還之數額合共約為港幣9,006,000元（其中港幣152,000元已償還），相對於本集團約港幣587,060,000元之未經審核綜合資產淨值而言並非重大。本公司認為該等清盤申請只是向附屬公司追收欠款之方法，並不能反映出本集團之整體財務狀況。

於其中一個申請瑞和工程清盤之法院聆訊中，本公司反對該申請，而該聆訊的舉行日期亦被押後至二零零三年三月十日，以便瑞和工程能有較多時間處理可能進行之債務重組。本公司亦準備以相同理由反對由另一位貿易債權人提出之瑞和工程清盤申請（其已被押後至二零零三年二月十七日）及瑞和中國清盤申請。

受清盤申請之影響，瑞和工程及瑞和中國收到其債權銀行之來信，要求償還債權銀行授予其為數約港幣49,710,000元之貸款。本公司作為擔保人亦收到該債權銀行之來信，要求本公司支付為數港幣45,000,000元之款項（其為瑞和工程及瑞和中國欠債權銀行約港幣49,710,000元之部份款項）。董事會認為抵押予債權銀行之現金及物業資產高於1:1之比例。董事會明白，雖然已提供前述抵押保障，但因應債務人被申請清盤而發出要求還款信函乃債權銀行之慣常做法。

另一方面，根據上市規則第十四章，前述就銀行欠款而向債權銀行提供之擔保構成本公司對關連人士之“財務資助”，聯交所已進行審查。本公司基於瑞和工程及瑞和中國分別之少數股東及間接之少數股東已向本公司提供反擔保，承擔本公司因提供該擔保而可能需要承擔之損失及責任之48%（瑞和工程及瑞和中國之實際少數股東權益），故認為上市規則有關該財務資助之條款並不適用。儘管如此，聯交所認為此已違反上市規則，並保留就有關事宜向本公司及其董事採取適當行動之權利。

應本公司之要求，本公司之股份由二零零三年二月十一日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年二月十七日上午九時三十分起恢復本公司股份之買賣。

各股東及潛在投資者於買賣本公司股份時務請審慎行事。

本公司謹此提述瑞和工程及瑞和中國被其部份貿易債權人以未能償還為數合共約港幣9,006,000元（其中港幣152,000元已償還）之貿易欠款（連利息及費用）為理由申請將其清盤。

於二零零二年六月三十日，瑞和工程及瑞和中國之未經審核綜合負債淨值分別約為港幣76,561,000元及港幣166,207,000元，而瑞和工程及瑞和中國於截至二零零一年十二月三十一日止之財政年度均沒有錄得任何純利。瑞和工程及瑞和中國均為本公司實際及間接地擁有52%權益之附屬公司。

鑒於瑞和工程及瑞和中國之淨負債狀況及沒有貿易溢利，及以其綜合資產淨值與本集團於二零零二年六月三十日為數約港幣587,060,000元之未經審核綜合資產淨值比較，瑞和工程及瑞和中國均不是本公司之主要附屬公司。

相對本集團之綜合資產淨值，該等無抵押債權人於清盤申請中提出之索償總額並非重大，而本集團亦沒有就相關之索償金額提供任何擔保或任何資產作抵押。本公司認為該等清盤申請只是瑞和工程及瑞和中國之數名有不滿之貿易債權人向其追收欠債之方法，並不能反映出本集團之整體財務狀況。

於二零零三年二月十日舉行之其中一個瑞和工程清盤申請之已延期的法院聆訊中，本公司反對該申請，並申請再度押後舉行該聆訊，以便瑞和工程能有較多時間實行可能進行之債務重組計劃。法院於聽取本公司的申請後，將聆訊

於二零零三年二月十日舉行之其中一個瑞和工程清盤申請之已延期的法院聆訊中，本公司反對該申請，並申請再度押後舉行該聆訊，以便瑞和工程能有較多時間實行可能進行之債務重組計劃。法院於聽取本公司的申請後，將聆訊押後至二零零三年三月十日再舉行，以便瑞和工程可繼續研究可能進行之重組計劃，惟須向法院報告該事情之進展。本公司亦準備以相同理由反對由另一位貿易債權人提出之瑞和工程清盤申請（其已被押後至二零零三年二月十七日）及瑞和中國清盤申請。

受清盤申請之影響，本公司知悉瑞和工程及瑞和中國收到其中一家債權銀行（「債權銀行」）日期為二零零三年二月七日之來信，要求其償還債權銀行授予其為數約港幣49,710,000元之貸款（其為瑞和工程及瑞和中國欠債權銀行之銀行信貸之結欠）（「銀行欠款」）。本公司作為為銀行欠款提供擔保之擔保人亦收到債權銀行日期為二零零三年二月八日之來信（「還款催函」），要求本公司支付為數港幣45,000,000元之款項（其為銀行欠款之部份款項）。董事會於二零零三年二月十日聯交所之交易時間後關注到前述兩封日期分別為二零零三年二月七日（星期五）及八日（星期六）之要求還款信函。

考慮到已抵押予債權銀行之現金及物業資產，董事會認為已提供之抵押品高於1:1之比例。此外，董事會明白，雖然已提供前述抵押保障，但因應債務人被申請清盤而發出要求還款信函乃債權銀行之慣常做法。

鑒於本公司已經為銀行欠款提供多於足夠之抵押品，本公司將會就銀行欠款及由債權銀行發出之要求還款信函儘快尋求解決方案（包括重組銀行欠款之可行性）。同時，雖然本公司持有足夠資金以支付還款催函內所述之債項，但本公司仍會與債權銀行商討，以圖推遲其行使擔保條款。

刊載於本集團於二零零一年十二月三十一日之經審核綜合報表內之總流動負債已包括為數約港幣45,134,000元之銀行欠款。鑒於已為銀行欠款提供多於足夠之抵押品，本公司並不預期債權銀行於還款催函內提出之還款要求會對本集團之運作造成任何重大不良影響。

基於前述之清盤申請，本公司已委聘法律及財務顧問協助重組瑞和工程及瑞和中國之債務。本公司將會就押後聆訊之結果及瑞和工程及瑞和中國之債務重組進度作進一步公佈。考慮到本集團於二零零二年六月三十日為數約港幣587,060,000元之未經審核綜合資產淨值及其多元化之業務，其中包括：製造及貿易、專業建築、物業投資及發展，董事會認為本集團將繼續符合聯交所上市協議第三十八段之要求。

另一方面，根據上市規則第十四章，前述就銀行欠款而向債權銀行提供之擔保構成本公司對關連人士之"財務資助"，聯交所已進行審查。本公司基於瑞和工程及瑞和中國分別之少數股東及間接之少數股東已向本公司提供反擔保，承擔本公司因提供該擔保而可能需要承擔之損失及責任之48%（瑞和工程及瑞和中國之實際少數股東權益），故認為上市規則有關該財務資助之條款並不適用。儘管如此，聯交所認為此已違反上市規則，並保留就有關事宜向本公司及其董事採取適當行動之權利。

應本公司之要求，本公司之股份由二零零三年二月十一日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年二月十七日上午九時三十分起恢復本公司股份之買賣。

各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

「董事會」	指	本公司董事會
「瑞和工程」	指	瑞和工程有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和中國」	指	瑞和工程（中國）有限公司，本公司擁有百分之五十二權益之間接附屬公司
「本公司」	指	東方有色集團有限公司
「法院」	指	中華人民共和國香港特別行政區高等法院
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「聯交所」	指	香港聯合交易所有限公司

承董事會命
董事總經理
王幸東

香港，二零零三年二月十四日

* *僅供識別*

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

本公司謹此提述本公司其中兩間附屬公司—瑞和工程及瑞和中國—被其貿易債權人以未能償還若干貿易欠款為理由而申請將其清盤之事宜。無抵押貿易債權人要求償還之數額合共約為港幣9,006,000元(其中港幣152,000元已償還)，相對於本集團約港幣587,060,000元之未經審核綜合資產淨值而言並非重大。本公司認為該等清盤申請只是向附屬公司追收欠款之方法，並不能反映出本集團之整體財務狀況。

於其中一個申請瑞和工程清盤之法院聆訊中，本公司反對該申請，而該聆訊的舉行日期亦被押後至二零零三年三月十日，以便瑞和工程能有較多時間處理可能進行之債務重組。本公司亦準備以相同理由反對由另一位貿易債權人提出之瑞和工程清盤申請(其已被押後至二零零三年二月十七日)及瑞和中國清盤申請。

受清盤申請之影響，瑞和工程及瑞和中國收到其債權銀行之來信，要求償還債權銀行授予其為數約港幣49,710,000元之貸款。本公司作為擔保人亦收到該債權銀行之來信，要求本公司支付為數港幣45,000,000元之款項(其為瑞和工程及瑞和中國欠債權銀行約港幣49,710,000元之部份款項)。董事會認為抵押予債權銀行之現金及物業資產高於1:1之比例。董事會明白，雖然已提供前述抵押保障，但因應債務人被申請清盤而發出要求還款信函乃債權銀行之慣常做法。

另一方面，根據上市規則第十四章，前述就銀行欠款而向債權銀行提供之擔保構成本公司對關連人士之"財務資助"，聯交所已進行審查。本公司基於瑞和工程及瑞和中國分別之少數股東及間接之少數股東已向本公司提供反擔保，承擔本公司因提供該擔保而可能需要承擔之損失及責任之48%(瑞和工程及瑞和中國之實際少數股東權益)，故認為上市規則有關該財務資助之條款並不適用。儘管如此，聯交所認為此已違反上市規則，並保留就有關事宜向本公司及其董事採取適當行動之權利。

應本公司之要求，本公司之股份由二零零三年二月十一日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年二月十七日上午九時三十分起恢復本公司股份之買賣。

各股東及潛在投資者於買賣本公司股份時務請審慎行事。

本公司謹此提述瑞和工程及瑞和中國被其部份貿易債權人以未能償還為數合共約港幣9,006,000元(其中港幣152,000元已償還)之貿易欠款(連利息及費用)為理由申請將其清盤。

於二零零二年六月三十日，瑞和工程及瑞和中國之未經審核綜合負債淨值分別約為港幣76,561,000元及港幣166,207,000元，而瑞和工程及瑞和中國於截至二零零一年十二月三十一日止之財政年度均沒有錄得任何純利。瑞和工程及瑞和中國均為本公司實際及間接地擁有52%權益之附屬公司。

鑒於瑞和工程及瑞和中國之淨負債狀況及沒有貿易溢利，及以其綜合資產淨值與本集團於二零零二年六月三十日為數約港幣587,060,000元之未經審核綜合資產淨值比較，瑞和工程及瑞和中國均不是本公司之主要附屬公司。

相對本集團之綜合資產淨值，該等無抵押債權人於清盤申請中提出之索償總額並非重大，而本集團亦沒有就相關之索償金額提供任何擔保或任何資產作抵押。本公司認為該等清盤申請只是瑞和工程及瑞和中國之數名有不滿之貿易債權人向其追收欠債之方法，並不能反映出本集團之整體財務狀況。

於二零零三年二月十日舉行之其中一個瑞和工程清盤申請之已延期的法院聆訊中，本公司反對該申請，並申請再度押後舉行該聆訊，以便瑞和工程能有較多時間實行可能進行之債務重組計劃。法院於聽取本公司的申請後，將聆訊

於二零零三年二月十日舉行之其中一個瑞和工程清盤申請之已延期的法院聆訊中，本公司反對該申請，並申請再度押後舉行該聆訊，以便瑞和工程能有較多時間實行可能進行之債務重組計劃。法院於聽取本公司的申請後，將聆訊押後至二零零三年三月十日再舉行，以便瑞和工程可繼續研究可能進行之重組計劃，惟須向法院報告該事情之進展。本公司亦準備以相同理由反對由另一位貿易債權人提出之瑞和工程清盤申請(其已被押後至二零零三年二月十七日)及瑞和中國清盤申請。

受清盤申請之影響，本公司知悉瑞和工程及瑞和中國收到其中一家債權銀行(「債權銀行」)日期為二零零三年二月七日之來信，要求其償還債權銀行授予其為數約港幣49,710,000元之貸款(其為瑞和工程及瑞和中國欠債權銀行之銀行信貸之結欠)(「銀行欠款」)。本公司作為為銀行欠款提供擔保之擔保人亦收到債權銀行日期為二零零三年二月八日之來信(「還款催函」)，要求本公司支付為數港幣45,000,000元之款項(其為銀行欠款之部份款項)。董事會於二零零三年二月十日聯交所之交易時間後關注到前述兩封日期分別為二零零三年二月七日(星期五)及八日(星期六)之要求還款信函。

考慮到已抵押予債權銀行之現金及物業資產，董事會認為已提供之抵押品高於1:1之比例。此外，董事會明白，雖然已提供前述抵押保障，但因應債務人被申請清盤而發出要求還款信函乃債權銀行之慣常做法。

鑒於本公司已經為銀行欠款提供多於足夠之抵押品，本公司將會就銀行欠款及由債權銀行發出之要求還款信函儘快尋求解決方案(包括重組銀行欠款之可行性)。同時，雖然本公司持有足夠資金以支付還款催函內所述之債項，但本公司仍會與債權銀行商討，以圖推遲其行使擔保條款。

刊載於本集團於二零零一年十二月三十一日之經審核綜合報表內之總流動負債已包括為數約港幣45,134,000元之銀行欠款。鑒於已為銀行欠款提供多於足夠之抵押品，本公司並不預期債權銀行於還款催函內提出之還款要求會對本集團之運作造成任何重大不良影響。

基於前述之清盤申請，本公司已委聘法律及財務顧問協助重組瑞和工程及瑞和中國之債務。本公司將會就押後聆訊之結果及瑞和工程及瑞和中國之債務重組進度作進一步公佈。考慮到本集團於二零零二年六月三十日為數約港幣587,060,000元之未經審核綜合資產淨值及其多元化之業務，其中包括：製造及貿易、專業建築、物業投資及發展，董事會認為本集團將繼續符合聯交所上市協議第三十八段之要求。

另一方面，根據上市規則第十四章，前述就銀行欠款而向債權銀行提供之擔保構成本公司對關連人士之"財務資助"，聯交所已進行審查。本公司基於瑞和工程及瑞和中國分別之少數股東及間接之少數股東已向本公司提供反擔保，承擔本公司因提供該擔保而可能需要承擔之損失及責任之48%(瑞和工程及瑞和中國之實際少數股東權益)，故認為上市規則有關該財務資助之條款並不適用。儘管如此，聯交所認為此已違反上市規則，並保留就有關事宜向本公司及其董事採取適當行動之權利。

應本公司之要求，本公司之股份由二零零三年二月十一日上午九時三十分起暫停買賣，以待刊發本公佈。本公司已向聯交所作出申請，於二零零三年二月十七日上午九時三十分起恢復本公司股份之買賣。

各股東及潛在投資者於買賣本公司股份時務請審慎行事。

釋義

「董事會」	指	本公司董事會
「瑞和工程」	指	瑞和工程有限公司，本公司擁有百分之五十二權益之間接附屬公司
「瑞和中國」	指	瑞和工程(中國)有限公司，本公司擁有百分之五十二權益之間接附屬公司
「本公司」	指	東方有色集團有限公司
「法院」	指	中華人民共和國香港特別行政區高等法院
「本集團」	指	本公司及其附屬公司
「上市規則」	指	聯交所證券上市規則
「聯交所」	指	香港聯合交易所有限公司

承董事會命
董事總經理
王幸東

香港，二零零三年二月十四日

* *僅供識別*